

September 17, 2013

Via E-mail
Michael Goode
Chief Executive Officer
Specialty Contractors, Inc.
1541 E. Interstate 30, Suite 140
Rockwall, Texas 75087

>   **Re: Specialty Contractors, Inc.**
>   **Amendment No. 2 to Form 8-K**
>   **Filed August 21, 2013**
>   **File No. 333-166057**

Dear Mr. Goode:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your Form 8-K/A to address the following comments.

2. We note that you acquired 100% of the voting equity interest in Alpha Wise Assets, LLC. It appears your transaction may be a reverse merger. Please refer to ASC 805-40 and provide us with your basis for concluding your transaction represents a business combination.

3. If you conclude your transaction was a reverse merger, please disclose this fact and also identify the accounting acquirer and the accounting acquiree. In addition, please ensure that your accounting will comply with the following bullet points:

- Prior to the date of the reverse merger, the historical financial statements are required to be those of the accounting acquirer and should only include the historical results and operations of the accounting acquirer;

- The historical financial statements (the accounting acquirer) are required to reflect the shares issued by the accounting acquiree "to acquire" the accounting acquirer as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Differences in the par value of the accounting acquirer and the accounting acquiree's stock should be offset to additional paid-in capital;

- The historical financial statements (the accounting acquirer) are required to reflect the reverse merger of the accounting acquiree on the acquisition date. On the acquisition date, the accounting acquiree's outstanding shares should be reflected as being issued by the accounting acquirer to acquire the accounting acquiree; and

- Subsequent to the date of the reverse merger, the historical financial statements are required to be those of the accounting acquirer and the accounting acquiree on a consolidated basis.

4. It does not appear that you have included an MD&A section related to Alpha Wise Assets, LLC anywhere in the filing. As such, please revise your document to include an MD&A section and ensure that you comply with the requirements set forth in Item 303 of Regulation S-K.

5. Please revise your filing to include the information required by Item 3.02 of Form 8-K.

6. With the disposition of Texas Deco Pierre, LLC, it appears that you were a shell company prior to the consummation of the transactions you describe in your filing. Therefore, please provide the disclosure required by Item 5.06 of Form 8-K.

Item 1. Business, page 2

7. Please disclose that you have not yet generated revenues from operations.

8. When disclosing your business plans, please ensure that the discussion accurately reflects your level of operations. For instance, the disclosure "our communities" suggests a level of business beyond the one completed home that you are seeking to sell. Please revise accordingly.

9. Please revise to disclose that you have one employee.

Regulation and Environmental Matters, page 4

10. What foreign laws and regulations concerning protection of health and the environment are you subject to? Please ensure that the disclosure you provide is meaningfully related to your business.

11. Please disclose the information required by Item 403 of Regulation S-K.

Item 2.01 Disposition of Assets, page 4

12. Please revise to disclose the nature of any material relationship between Mr. Goode and the registrant or any of its affiliates, or any director or officer of the registrant, or any associate of any such director or officer.

13. Please revise to file an executed version of the Stock and Asset Transfer Agreement.

Item 5.01 Changes in Control of Registrant, page 4

14. Please revise to include the information required by Item 5.01(a)(2) of Form 8-K.

15. It appears that you sold Texas Deco Pierre, LLC to your former president for $30,000, then repurchased your shares from this individual for the same amount. If this is accurate, please state clearly that the only consideration that exchanged hands in this series of transactions was the assets and shares of your common stock.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers, page 4

16. You state on that Mr. Goode is your Chief Accounting Officer but the 8-K filed in April indicates that Charles Smith was appointed to this position. Please revise.

Item 9.01 Financial Statements and Exhibits, page 5

Pro Forma Financial Information, page 5

17. Please revise to provide the pro forma financial information required by Rule 8-05 of Regulation S-X. This should include pro forma statements of operations for the latest fiscal year and interim period and a pro forma balance sheet as of the latest interim period. The notes to the pro forma statements should clearly show how you arrived at each adjustment amount. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts. Refer to Rule 11-02(b) of Regulation S-X.

18. If you are able to conclude your transaction represents a business combination, please enhance your disclosure to further describe the nature of the loss on acquisition that you

recorded in the amount of $28,528. Please fully explain how you determined the fair value of the business acquired.

Form 10-K for the Year Ended December 31, 2012

Item 5. Market for Registrant's Common Equity and Related Stockholders' Matters, page 6

19. In future filings, please disclose the range of high and low sales prices or bid information for your common stock for the last two fiscal years. See Item 201(A)(1)(iii) of Regulation S-K.

20. In future filings, please disclose the approximate number of holders of record of your common stock. See Item 201(B)(1) of Regulation S-K.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

General

21. Please amend your Form 10-K/A to present Section 302 certifications as Exhibit 31 in accordance with Item 601 of Regulation S-K. Note, that you are only required to present paragraphs one and two of the Section 302 certifications in your amendment. Ensure that the certifications refer to the Form 10-K/A and are currently dated.

Form 10-Q for the Quarter Ended June 30, 2013

General

22. Please address the above comments in your interim financial statements to the extent they are applicable.

Item 1. Consolidated Financial Statements

Consolidated Statements of Operations, page 4

23. It is unclear why you have reported a gain from discontinued operations of $16,294 as well as a loss from discontinued operations of $7,963 for the six months ended June 30, 2013. Please advise or revise. Refer to ASC 205-20-45-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
       Charles Smith